Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Period Ending May 31, 2008

The following management discussion and analysis has been prepared as of July 30, 2008.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third quarter ending May 31, 2008 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

The Company has been conducting a program of exploratory diamond drilling on its San Timoteo and La Reforma properties since last fall. In March, 2008, this program was expanded to include the Las Bolas property with most of this drilling taking place in the third and fourth fiscal quarters of 2008.

San Timoteo and Las Bolas Properties

During the months of March, April and May diamond drilling and underground rehabilitation and sampling continued on the San Timoteo with one diamond drill.  Diamond drilling was started on Las Bolas during the quarter.  Initially, the smaller diamond drill that had been used on the Company’s La Reforma property was tried at Las Bolas, but this machine proved unsuitable for the conditions. Consequently, one of the two larger drills that were in use at San Timoteo was moved to Las Bolas and the smaller drill was demobilized. On April 8th results from this work were released for the San Timoteo area.

Underground chip sampling in the San Martin tunnel on the San Timoteo property returned a 40 metre section grading 1.95 gm gold/tonne and 56.8 gm silver/tonne, including a 10 metre section grading 6.7 gm gold/tonne and 131.6 gm silver/tonne.  This section is located approximately 250 metres from the entrance to the tunnel in an area that contains old cross cuts, raises and an internal shaft.  The high grade area, which is now undergoing more detailed mapping and sampling, is an irregular quartz rich, brecciated zone, with locally intense oxidation.

San Martin Tunnel Chip sample Assays

Sample #	Width	Gold ( gm/tonne)	Silver (gm/tonne)	Pb in %	Zn in %
726178	10 metres	6.72	131.6	0.452	0.786
726179	10 metres	0.57	32.3	0.053	0.230
726180	10 metres	0.214	11.3	0.067	0.186
726181	10 metres	0.304	52.3	0.262	1.00

The newly discovered underground zone is approximately 90 metres northeast and 200 vertical metres below the collar of a drill hole ST-DD-07-8, which was reported in the Company’s January 18, 2008 press release.  That hole contained a 21 metre section grading 89.5 gm silver/tonne, 0.31 gm gold/tonne, 2.5% zinc and 1.6% lead (including a 16.5 metre section containing 105 gm silver/tonne, 0.35 gm gold/tonne, 6.1% Zn and 3.2% Pb).  Several of the drill holes referred to in the Company’s March 26 press release, which are designed to further test and extend this near surface mineralized corridor have been completed, but no assays are yet available.  The spatial relationship to the near surface mineralized corridor and the high grade tunnel zone is very encouraging.

Shallow drilling of three holes in this area in 2006 also returned excellent values. Drill hole ST-D-06-8 returned an intersection of 1.47 gm gold/tonne with 103.66 gm silver/tonne over 5.3 metres as well as 18.4 metres grading 0.27 gm gold/tonne with 63.18 gm silver/tonne. Drill hole ST-D-06-9 returned 12 metres grading 0.26 gm gold/tonne with 57.89 gm silver/tonne.  The third 2006 shallow drill hole in this area, ST-D-06-10, returned 30 metres grading 0.51 gm gold/tonne with 51.20 gm silver/tonne (including 4.5 metres grading 1.08 gm gold/tonne with 79.33 gm silver/tonne).

On May 22, the next batch of results for work in this area was released.  These results expanded the size and potential of the San Timoteo / San Martin Tunnel Zone considerably.  These new results included a 20 metre section with a weighted average of 5.96 gm gold/tonne and 202 gm silver/tonne, a 4.5 metre section averaging 1.01 gm gold/tonne and 1,545 gm silver/tonne, and grab samples averaging 6.8 gm gold/tonne and 2,158 gm silver/tonne. The new data builds on previously reported results of 10 metres grading 6.7 gm gold/tonne and 131.6 gm silver/tonne and outlines a mineralized zone over 200 metres long. Diamond drilling from the surface above the tunnel has outlined a second, perpendicular mineralized zone that is over 400 metres long.

The chip sampling and mapping program has outlined the following mineralized areas within the recently rehabilitated tunnel San Martin tunnel which are denoted as Zones A, B and C.

Zone	Dimension (Width x Length)	No. of Samples	Area	Au g/t	Ag g/t	Pb%	Zn%
Zone A	73m x 211m	92	Zone A	0.58	134	0.4	0.3
Zone B	32m x 51m	17	Zone B	2.03	484	0.5	0.4
Including	10m	1	Zone B	6.72	142	0.5	0.8
&	3grab samples Average	3	Zone B	6.8	2,156	1.5	0.3
&	8.5m	3	Zone B	1.14	429	0.4	0.1
Zone C	35m x 32m	18	Zone C	0.89	217	1.7	0.6
Including	20m	2	Zone C	5.96	202	2.5	0.4
&	4.5m	2	Zone C	1.01	1,545	9.1	1.6

The ST-DD-08-5 drill hole expands the known mineralized area by adding a perpendicular zone, while the ST-DD-08-7 hole adds additional depth and an additional eastern zone.

Zone A begins approximately 209 metres from the tunnel entrance with all three zones depicted in the graphic included below. In addition to the above results, drill hole ST-DD-08-7, which undercut the tunnel about 100 metres from the entrance, returned a weighted average of 1.74 gm gold/tonne over 7.75 metres.  This further expands the overall zone of gold mineralization by an additional 100 metres.

Zone B opens in 3 directions (North, South and vertically) whereas Zone C opens to the South and vertically.

The new sampling in this area has now added an 8.5 metre section grading 1.14 gm gold/tonne and 429 gm silver/tonne, as well as 3 grab sample assays averaging 6.8 gm gold/tonne and 2,158 gm silver/tonne. Zone C returned a 20 metre section with a weighted average of 5.96 gm gold/tonne and 202 gm silver/tonne, as well as a 4.5 metre section averaging 1.01 gm gold/tonne and 1,545 gm silver/tonne.  Zones B and C are part of Zone A.

In addition to the underground sampling results, diamond drill hole data also increased the size of the mineralized zone in and around the San Martin tunnel. Drill hole ST-DD-08-5 is located approximately 450 metres horizontally southwest of Zone B in the San Martin tunnel and trends directly towards it (see map).  This drill hole returned four mineralized intervals (tabulated below) which lie approximately 50 to 75 metres above the tunnel assays.

Gold g/t
6.51
1.55
0.734
0.429
0.252
0.152
0.127
0.117
0.0711
0.0507
0.0279
0.0152
0.00754
0.00754
0.00754
N
W
E
S
C
A
B
ST-08-13
ST-08-07
ST-06-8
San Martin Tunnel
1.74 g/t Au
7.75m
3088700 mN
3088600 mN
3088500 mN
CURRENTLY DRILL TESTING
0 50 100
metres
ST-08-05
0.35 Au g/t ; 30.4 Ag g/t
6.2m
1.25 Au g/t ; 41.1 Ag g/t
3.05m
0.79 Au g/t ; 115.6 Ag g/t
4.55m
ST-06-6
ST-06-7
ST-06-5
775000 mE
775100 mE
775200 mE
LEGEND
San Martin Rock Geochem Au g/t
0.5 to 9.36
0.1 to 0.5
0 to 0.1
2007-08 Drill Hole
2001-02 Drill Hole
2006 Drill Hole

Diamond drill hole ST-DD-08-7 undercut the eastern end of the San Martin tunnel, approximately 90 metres from the entrance.  This hole also encountered gold values from 91.9 to 99.65 metres which lies on the southern side of the tunnel.  This intersection lies approximately 40 metres vertically below the tunnel indicating that gold mineralization extends further than originally anticipated and is open to depth.

Drill hole Number	From (m)	To (m)	Interval (m)	Au gram/tonne	Ag gram/tonne
ST-DD-08-5	94.3	98.85	4.55	0.792	115.6
	106.55	108.05	3.05	1.25	41.11
	112.7	118.9	6.2	0.35	30.40
	172.7	177.35	4.65	0.221	29.40
ST-DD-08-7	91.9	99.65	7.75	1.74	0.48

The area between drill hole ST-DD-08-5 and the west end of the San Martin tunnel hosts the near surface silver and gold mineralization from the 2006/2007 shallow drilling program reported earlier (table below).  These mineralization values were found 125 vertical metres above the tunnel assays.

Drill Hole	Total Hole Depth (m)	Interval (metres)	Length (metres)	Grade (gms/tonne gold)	Grade (gms/tonne silver)
ST-D-06- 5	15.40	4.40 -15.40	11.0	0.09	24.13
Including		7.40 – 9.35	2.35	0.20	24.59

ST-D-06- 6	20.50	7.70 – 20.50	12.8	0.07	16.26

ST-D-06- 7	19.70	0.00 – 19.70	19.70	0.13	27.91
including		7.30 – 11.40	4.10	0.17	50.39

ST-D-06- 8	47.45	0.00 – 5.30	5.30	1.47	103.66
		5.30 – 30.90	25.60	0.24	62.79
including		18.00 – 30.90	12.90	0.30	69.39

The combination of the Zone C tunnel assays, the near surface mineralization and the ST-DD-08-5 results define a zone that measures approximately 450 metres long, by 50 metres wide, with a vertical extent down to the tunnel level of 125 metres.

On May 28 the first results were released from the Company’s recent work on the Las Bolas property, which lies about 5.5 km southwest of San Timoteo. This work was also very positive and essentially opened a second discovery front within the Uruachic mining camp.

A previously unknown old mine working was uncovered and rehabilitated.  This new tunnel, called Frijolar II, is located approximately 175 metres south of the Arbolito shaft and has been opened for a length of 72 metres.  During rehabilitation an obvious mineralized zone and a second sub-level was exposed where detailed chip sampling was conducted. The chip sampling returned a weighted average of 343.3 gm silver/tonne over a total sample length of 56.4 metres.  Some of the samples were also highly anomalous in gold with 0.59 gm/tonne over 2 metres being the best value returned.  This new zone, along with many others, will be drill tested as part of the current program.  The Frijolar II tunnel lies about 175 metres from Frijolar I which has a 35 metre section that grades 315.5 gm silver/tonne.

In addition to Frijolar II, another new underground zone connected to the extensive Las Bolas mine was also uncovered, rehabilitated and sampled.  This zone lies about 225 metres northwest of Frijolar II and about 200 metres west of the Arbolito shaft.  Chip sampling over three metres returned a weighted average of 0.123 gm gold/tonne and 524.66 gm silver/tonne.

The underground rehabilitation program is currently focused on the El Manto mine.  The El Manto mine lies at least 800 metres west of the Arbolito shaft and about 400 vertical metres below its collar, demonstrating that mineralization at the Las Bolas property extends over a very large area and has a large vertical extent.

In addition to the underground rehabilitation, diamond drilling is also underway at Las Bolas, with the hole currently in progress (number 5 for this year) targeting the area underneath the El Manto mine.  No assays have yet been received for these third and fourth drill holes.  These two holes lie approximately 150 metres from previous reverse circulation holes 2006-10b and 2006-10c, which both had significant results despite poor recoveries. RC hole 10b returned 597 gm silver/tonne over 3.06 metres as well as 69.5 gm silver/tonne, plus 0.50 gm gold/tonne over 3.06 metres. Reverse circulation hole 2006 10c returned 93 gm silver/tonne over 1.53 metres.  These holes show that mineralization associated with the El Manto mine may be widespread and, more importantly, they show that the overall vertical and horizontal extent of precious metal  mineralization on the Las Bolas property is very large, measuring at least 400 metres vertical and 900 metres horizontal.

The first two drill holes were tests by the drill company that drilled the La Reforma property, which had a smaller, man portable drill.  These two holes were spotted to test beneath another large underground zone lying between the Las Bolas and Gambusino workings, which was sampled in early 2007.  That zone returned an average of 422 gm silver/tonne and 0.23 gm gold/tonne over a total chip sample length of 183 metres.  Both drill holes had excellent recoveries of almost 100%, but drilling was extremely slow and neither of them reached their target depths of 250 metres and the small drill was demobilized in favour of the larger drill now at work. The first drill hole (LB-DD-08-1) reached a total depth of 107.7 metres.  The second hole (LB-DD-08-2) reached a depth of only 88.45 metres.  However, this hole, despite the fact that it did not reach the area below the high grade workings, did return a weighted average of 303.5 gm silver/tonne over 6.2 metres between 57.95 to 64.15 metres.  This appears to be an updip extension of the mineralization in the working and is very encouraging.

In addition to the excellent values, these results support the Company’s theory that earlier reverse circulation drilling, which averaged only about 50% recovery, often did not return fine grained precious metal mineralization hosted within clay alteration. The Company is therefore also encouraged that the current diamond drilling will be much more successful than the earlier reverse circulation work.

Other Properties

During the months of March April and May, little work was performed by the Company on its other properties. Comstock Capital continued work on the Corona property, which it optioned from the Company.  Subsequently, Comstock completed its NI43-101 technical report by A.C.A. Howe International Limited and is preparing to file it with the TSX Venture Exchange.

The Company signed an option agreement on its La Cruz property with Pan American Silver’s Mexican subsidiary on September 25, 2007.  During the second fiscal quarter Pan American conducted a work program on La Cruz that included underground rehabilitation and sampling, geological mapping, surface geochemistry and geophysics as well as road rehabilitation.  The Company has been advised that drilling should start at La Cruz during the month of May 2008.

Results of Operation

For the third quarter ended May 31, 2008, the Company incurred a net loss of $221,738 compared to a net loss of $358,278 during the second quarter.  The significant differences between the two quarters were:

•

a decrease of $29,752 in foreign exchange loss due to the fluctuations in the Canadian dollar and the translation of foreign expenses and holdings into Canadian dollars

•

Stock based compensation charge of $90,888 in the second quarter compared to nil in the third which are non-cash based charges and are a result of accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options

•

a decrease of $13,147 in wages and benefits as the Company employed less people during the quarter

As of May 31, 2008, deferred mineral property exploration costs totalled $6,513,763 compared to $3,428,250 at August 31, 2007.  During the first three quarters, the Company incurred a total of $3,085,513 in exploration expenditures including $2,205,032 on drilling, $286,586 on assaying, $239,905 doing geology and mapping, $78,536 on salaries and $127,730 on road construction and site preparation mainly on its San Timoteo, La Reforma properties and Las Bolas.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

May 31, 2008	45,831	221,738	0.00
February 29, 2008	53,038	337,038	0.00
November 30, 2007	68,726	166,814	0.00
August 31, 2007	75,314	460,404	0.01
May 31, 2007	20,317	250,015	0.00
February 28, 2007	9,223	171,367	0.00
November 30, 2006	12,338	159,770	0.00
August 31, 2006	10,707	721,251	0.02

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in August 2006 and 2007 is a result of a stock based compensation charges and general expenses.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $3,392,922 at May 31, 2008 compared to a working capital position of $4,703,852 at February 29, 2008.  The Company’s cash and short-term investment position at February 29, 2008 was $4,820,206.

In April 2007 the Company completed a combined brokered and non-brokered private placement for total gross proceeds of $6,647,200.  The financing consisted of units at a price of $0.40 per unit (a “Unit”).  Each Unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45. Once resale restrictions on the shares have expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days the Company may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release).  Bolder Investment Partners Ltd. acted as agent and received a commission of 7.5%, of which it elected to take 252,476 in Units, 1,482,250 Agent’s warrants were issued exercisable for a period of two years at a price of $0.45 per Agent’s warrant and a $7,500 cash work fee was paid.

Capital Resources

Other than property taxes which are approximately $90,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

Accounts payable and accrued liabilities include $nil (2007 - $3,382) due to a company controlled by a director.

During the nine months ended May 31, 2008, the Company paid $90,000 (2007: $90,000) for geological and management services to a company controlled by a director

During the nine months ended May 31, 2008, the Company paid $85,887 (2007: $38,961) in wages and benefits and consulting to two directors.

A private company controlled by one of the directors charged $40,500 for the nine months ended May 3, 2008 (2007: $39,500), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

There were no changes in accounting policy during the quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of May 31, 2008, an aggregate of 60,934,037 common shares were issued and outstanding.

The Company has the following warrants outstanding as of May 31, 2008:

Number of shares	Price per share	Expiry Date
18,352,726	$0.45	April 20, 2009

As of May 31, 2008, the Company had 5,025,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.07 years at a weighted average exercise price of $0.36.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.  In addition, the Company has appointed San Diego Torrey Hills Capital to provide investor relations and shareholder communications services to the Company.  Torrey Hills Capital specializes in the representation of public companies in the resource and technology sectors. It will assist the company in gaining increased exposure to investors through the dissemination of corporate information to a network of on-line venues, brokerage firms, financial institutions and private investors. This initiative reinforces the company's commitment to improve communications and information flow to its shareholders and the investment community.

A services agreement with San Diego Torrey Hills Capital was entered into for a three-month contract, renewable for to six-month periods, at the monthly fee of $7,500 (U.S.), plus 60,000 Company stock options for the first three-month period. The additional six-month periods would be at a monthly fee of $7,500 (U.S.) per month, plus 120,000 Company stock options for each six-month period.

The Company appointed cQuest, a capital markets advisory affiliate of Christensen to provide investor and media relations services. cQuest assists companies  with market capitalizations of less than $200 million achieve fair market valuation and strengthened brand recognition in the global financial markets and business media. The services agreement with cQuest is for 12 months effective from June 1st, 2007 until June 30th, 2008 at a monthly fee of CAN$6,000 payable in quarterly installments.  The agreement is subject to TSX Venture Exchange approval and its rules and policies.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.